

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

Via Email
Ohad Goren
Chief Executive Officer
E-Qure Corp.
20 West 64th Street, Suite 39G
New York, NY 10023

>   **Re: E-Qure Corp.**
>   **Registration Statement on Form S-1**
>   **Filed September 5, 2014**
>   **File No. 333-198611**

Dear Mr. Goren:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to provide page numbers, considering you refer readers to such pages throughout your prospectus. Refer to Rule 402(d) of Regulation C.

2. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have nominal operations and assets, excluding cash and cash equivalents. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

Prospectus Summary

3. Please revise to provide a summary of the risk factors disclosed elsewhere in the registration statement.

Risk Factors

We Are An "Emerging Growth Company," . . .

4. It appears that this risk factor and the risk factor immediately following it describe essentially the same risk. Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them, making sure to eliminate any duplicative disclosure.

There Is No Assurance of a Liquid Public Market…

5. Please revise this risk factor to acknowledge that your shares of common stock are quoted on the OTC-QB market, otherwise your disclosure could leave readers to believe that there is no market for your common stock at all.

Selling Security Holders

6. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that security holder. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 140.02, available on our website at www.sec.gov.

7. Please also clarify whether any of the selling shareholders have a material relationship with any of the affiliates of the registrant, such as your officers and significant shareholders. Refer to Item 507 of Regulation S-K.

8. Please reconcile your disclosure in the last paragraph of this subject heading with your disclosure elsewhere in the registration statement that certain officers and directors are selling security holders.

Description of Business

9. Please disclose the basis for all your assertions about your device and the global wound-care market. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples of some of your assertions:

- "The global wound care market . . . was estimated to have reached $24 billion in 2013 and is expected to grow by approximately at [sic] 7% annually."
- "Despite the large number of patients suffering from chronic wounds, current modalities have not yet led to a viable long-term solution for managing [chronic wounds]."
- "Our device significantly lowers treatment cost compared to advanced wound therapy due to the fact that our wound heal method requires shorter healing time and lower per day treatments."

10. We note the disclosure in your risk factor section that your device is being manufactured in Israel, yet according to your financial statements, you have no inventory and you only have general and administrative expenses. Please provide disclosure here regarding the development and manufacture of your device or revise your risk factor disclosure to state that you plan to, but have yet to begin, manufacturing the device in Israel.

Government Regulation

11. Please provide investors with a timeline and an estimate of costs for regulatory approval of your device.

Employees

12. Please file the service agreements that you have with your executive officers as exhibits to the registration statement. In addition, please disclose what percentage of your officers' and directors' time will be dedicated to your company's business development and operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

13. Please revise your disclosure here to describe in greater detail your plan of operations for the next twelve months, including descriptions of the milestones you anticipate reaching, the anticipated timeframe of each milestone, and the amount and source of funds necessary to achieve each milestone.

Liquidity and Capital Resources

14. We note that your auditor has expressed a going concern opinion and that you have not yet established an ongoing source of revenues sufficient to cover operating costs. Please disclose management's plans to overcome the uncertainty of your ability to continue as a going concern, including a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements and the amount of capital necessary to sustain operations. Your disclosure should provide enough detail that your readers gain insight

into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Please refer to Item 303(a)(1) of Regulation S-K. In addition, please eliminate any duplicative disclosure in this section.

Directors, Executive Officers, Promoters and Control Persons

15. We note your disclosure that "from 2011 to present Mr. Goren served as an advisor and entrepreneur to Medical Device companies" and "Mr. Goren served as a consultant to start-up companies principally in the biotechnology and hi-tech industries from 2008-2009." Please revise the biographical information for Mr. Goren to disclose the name and principal business of any corporation in which he was employed during the time periods described above. Please refer to Item 401(e) of Regulation S-K.

16. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Weissberg and Dr. Sessler should serve as your directors. Please refer to Item 401(e) of Regulation S-K.

Financial Statements

General

17. Please tell us what consideration you gave to giving retroactive effect to the reverse stock split. Please refer to ASC 505-10-S99.

Notes to Unaudited Financial Statements

1. The Company and Significant Accounting Policies

18. Please reconcile your disclosure here and in the Notes to Audited Financial Statements that you are a New Jersey corporation with your disclosure in your "Description of Business" that you changed your domicile from the State of New Jersey to the State of Delaware.

2. Stockholders' Equity

19. We note you recognized a loss of $23.7 million because the conversions of certain promissory notes were not pursuant to the original terms. Please expand your disclosure to describe the terms under which the promissory notes were converted and how you determined the amount of loss recognized. In this regard, please tell us the specific literature you relied on in accounting for the modification and recognition of the loss on debt settlement as of June 30, 2014.

Transactions with Related Persons…

20. We note that you indicate in Note 5 to your Unaudited Financial Statements that during 2013, you "signed a series of twelve new unsecured promissory notes for an aggregate of $128,920 to related parties." It does not appear that the issuance of these notes has been discussed here. Please revise or advise.

Exhibits and Financial Statement Schedules

Undertakings

21. Please revise to provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures

22. Please amend the signature blocks to conform to the requirements of Form S-1 by providing the signatures of your principal executive officer, principal financial officer, and principal accounting officer in their individual capacities, rather than solely providing their signatures on behalf of the registrant.

Exhibit 5.1

23. This registration statement registers shares of common stock that are currently outstanding; however, the opinion refers to shares to be issued in the future. Please revise to have counsel opine that these shares are, as opposed to will be, duly authorized, validly issued, fully paid, and non-assessable.

24. Counsel's statement that he expresses no opinion "as to whether the laws of any particular jurisdiction are applicable to the subject matter hereof" does not appear to be consistent with his opinion, considering such opinion is being rendered under Delaware law. Please tell us the purpose for this language or revise the opinion to remove it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: Tom Craft, Jr., Esq.
        Richard Rubin, Esq.